POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

FOR THE NINE AND THREE MONTH PERIODS ENDED

SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003 AND AS AT SEPTEMBER 30, 2004 and DECEMBER 31, 2003

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the nine and three month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

Notes		Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (restated, unaudited)	Three month period ended September 30, 2003 (restated, unaudited)

Net sales	5	4,763,060	1,684,598	4,166,839	1,489,187

Cost of sales	6	(2,743,640)	(921,921)	(2,674,793)	(857,858)
		-------------------	-------------------	-------------------	-------------------
Gross margin		2,019,420	762,677	1,492,046	631,329

Operating expenses	6	(634,749)	(215,946)	(639,436)	(197,737)
		------------------	------------------	------------------	------------------
Operating profit		1,384,671	546,731	852,610	433,592

Non-operating items
Interest and other financial income/ (expenses)		202,239	77,167	277,594	(12,887)
Interest and other financial expenses		(528,908)	(182,078)	(685,254)	(176,307)
		------------------	------------------	------------------	------------------
Profit before taxation		1,058,002	441,820	444,950	244,398

Taxation charge	7	(225,556)	(86,379)	(147,545)	(110,573)
		-------------------	-------------------	-------------------	-------------------
Net profit for the period		832,446	355,441	297,405	133,825
		===========	===========	===========	==========

The accompanying notes are an integral part of these

condensed consolidated unaudited financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as at September 30, 2004 and December 31, 2003

(in thousands of PLN, unless otherwise noted)

	Notes	As at September 30, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents		554,839	20,880
Short-term investments and other financial assets		49,600	110,538
Debtors and prepayments		815,179	751,122
Inventory	8	210,511	185,866
		--------------------	----------------
		1,630,129	1,068,406
Long-term assets
Property, plant and equipment	9	2,774,308	3,023,831
Intangible fixed assets	10	2,838,802	2,829,980
Financial assets		95,461	248,373
Deferred costs and other long-term assets		4,409	4,536
		--------------------	--------------------
		5,712,980	6,106,720
		--------------------	--------------------
Total assets		7,343,109	7,175,126
		============	===========
Current liabilities
Accounts payable		205,384	290,405
Amounts due to State Treasury		154,987	69,385
Interest-bearing liabilities	11	178,172	101,445
Accruals		272,675	220,595
Deferred income and other liabilities		358,677	211,787
		-----------------	-----------------
		1,169,895	893,617
Long-term liabilities
Interest-bearing liabilities	11	2,840,755	3,811,750
Non-interest-bearing liabilities		13	13
Deferred tax liability		320,048	290,563
Provisions for liabilities and charges		92,737	91,952
		-------------------	-------------------
		3,253,553	4,194,278
		-------------------	-------------------
Total liabilities		4,423,448	5,087,895
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(3,278)	(3,262)
Accumulated profit		2,042,185	1,209,739
		--------------------	-------------------
		2,919,661	2,087,231
		--------------------	--------------------
Total equity and liabilities		7,343,109	7,175,126
		============	===========

The accompanying notes are an integral part of these

condensed consolidated unaudited financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

	Nine month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	1,058,002	444,950
Adjustments for:
Depreciation and amortization	711,391	692,824
Change in provision and write-offs of doubtful debtors	36,007	29,130
Change in provision for inventory	(1,557)	5,220
Change in other provisions long-term	785	5,591
Foreign exchange losses, net and changes in financial instruments fair value	120,285	158,564
Loss on disposal of tangibles and intangibles	4,151	5,096
Interest expense, net	206,384	249,096
	--------------------	--------------------
Operating cash flows before working capital changes	2,135,448	1,590,471

(Increase)/ decrease in inventory	(23,088)	49,862
Increase in debtors, prepayments and deferred cost	(99,936)	(100,044)
Increase in trade payables and accruals	152,917	36,012
	------------------	------------------
Cash from operations	2,165,341	1,576,301

Interest paid	(230,249)	(363,516)
Interest received	11,610	11,367
Income taxes paid	(157,004)	(30,869)
Cash paid on initiation/ realization of financial instruments	(26,742)	(30,409)
Cash received on realization of financial instruments	9,810	24,779
	-----------------	-----------------
Net cash from operating activities	1,772,766	1,187,653

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(111,610)	(92,672)
Purchases of tangible fixed assets	(352,328)	(230,629)
Proceeds from sale of equipment and intangibles	26,419	8,838
	------------------	------------------
Net cash used in investing activities	(437,519)	(314,463)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(540,289)	(392,906)
Redemption of the Notes	(237,313)	(520,053)
	-----------------	-----------------
Net cash used in financing activities	(777,602)	(912,959)

Net increase/(decrease) in cash and cash equivalents	557,645	(39,769)

Effect of foreign exchange changes on cash and cash equivalents	2,293	170

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	554,839	14,801
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated unaudited  financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the nine month period ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	70,876	-	70,876
				-
reclassified and reported in net profit	-	-	42,073	-	42,073

deferred tax on reclassified item	-	-	(11,361)	-	(11,361)

Net profit for the period	-	-	-	297,405	297,405
	---------------	---------------	---------------	---------------	------------------
Balance as at September 30, 2003 (unaudited)	471,000	409,754	14,939	855,827	1,751,520

Cash flow hedge:

net fair value gain, net of tax	-	-	5,010	-	5,010

hedging instrument replacement net of tax			(7,833)		(7,833)

reclassified and reported in net profit	-	-	(21,685)	-	(21,685)

deferred tax on reclassified item	-	-	5,856	-	5,856

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	356,517	356,517

Effect of subsidiary closing				(2,605)	(2,605)
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain, net of tax	-	-	1,480	-	1,480

reclassified and reported in net profit	-	-	(1,848)	-	(1,848)

deferred tax on reclassified item	-	-	352	-	352

Net profit for the period	-	-	-	832,446	832,446
	----------------	----------------	---------------	---------------	-------------------
Balance as at September 30, 2004 (unaudited)	471,000	409,754	(3,278)	2,042,185	2,919,661
	==========	==========	=========	=========	=====================

The accompanying notes are an integral part of these

condensed consolidated unaudited financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular handsets and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2006. The Company is currently performing UMTS tests, however the UMTS services are not offered commercially yet.

The principal activities of the Company are not significantly seasonal nor cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Management Board on November 10, 2004.

2.

Significant events in the nine month period ended September 30, 2004

On January 22, 2004 the Company concluded its selection process and chose Siemens Information and Communication Mobile Group as the main supplier of advanced UMTS technology, to be deployed in the Warsaw area.

On February 2, 2004 the Company repurchased on the market the principal amount of EUR 2,000 thousand and on February 5, 2004 the principal amount of EUR 3,000 thousand of the
10 ⅞% Notes (2.5% of the total initial principal amount).

On March 9, 2004 the Supreme Court rejected the cassation lodged by Telekomunikacja Polska SA (TP SA) in 2003 against the Antimonopoly Court’s judgment relating to international traffic rates terminating in the Company’s network. This is the final judgment and the Company currently does not expect any potential further claims related to this case.

In March 2004 the Company launched its new prepaid brand “Heyah” on the Polish cellular phone market. This brand is directed to young people. “Heyah” offers attractive prices for calls and SMS.  Starter packages are sold through new distribution channels (without use of the “ERA” branded sales network).

On April 29, 2004 the Republic of Poland was granted an exemption period to the European Union ("EU") Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between certain associated companies of different member states, which in effect enables Poland to collect withholding tax (see Note 14).

2.

Significant events in the nine month period ended September 30, 2004 (cont.)

In May 2004 the Company repurchased on the market the principal amount of USD 10,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount), EUR 20,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount) and EUR 16,000 thousand of the 10 ⅞% Notes (8.0% of the total initial principal amount).

As described in Note 12, on May 24, 2004 the Company was informed that Carston, a former dealer has increased its claim against the Company to the total amount of PLN 61,455 from PLN 530 previously claimed. Management, supported by independent legal opinion assesses that the likelihood of an adverse court judgement on any of the individual claims made by Carston ranges between less than probable through remote. Management intends to continue to vigorously defend this action and no provisions have been made in regard to Carston’s claims as at  the balance sheet date September 30, 2004.

On July 14, 2004 the Regulator for the Telecommunication Market in Poland (“OTPR”) announced its intention to initiate two tenders to allocate available spectrum in the GSM 1800 MHz band and to issue a new UMTS licence. The tenders, in which the existing mobile operators will reportedly be allowed to participate, are expected to be finalized in the first quarter of 2005. In the coming months OTRP will proceed with preparation of tender documents, in which detailed conditions for the operation of a potential new mobile operator will be set out.

On July 16, 2004, the Sejm (Lower House of the Polish Parliament) approved a New Telecommunication Act. Also in July 2004 the President signed the New Telecommunication Act and it has been in force since  September 2, 2004.

On July 19, 2004 the Company was informed by OTPR of a request from TP SA demanding the Regulator to set decreased rates for termination of calls in mobile networks. Current termination rates were set in an agreement between the Company and TP SA, signed in December 2002.

On August 23, 2004 the Company, as the first telecommunication company in Poland, launched a friendly user trial of UMTS in Warsaw.

On September 28, 2004 PTC International Finance II S.A., Company’s indirect wholly-owned subsidiary  made a cash-tender offer to purchase all of the outstanding 10 ⅞% Notes (see Note 4 and 11.a) and announced its intention to utilise the first available early redemption option relating to the 11 ¼% Notes.

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated unaudited financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The principal differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”), which have an impact on these condensed consolidated financial statements and their effect on net results for the nine and three month periods ended September 30, 2004 and September 30, 2003 have been presented in Note 16 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2003 prepared in accordance with IFRS, except for a change in revenue recognition policy. The new revenue recognition policy (see Note 3.5) was implemented by the Company as of January 1, 2004 to reflect the best practices on the market.

The IFRS standards that were mandatory as at September 30, 2004 were applied to these condensed consolidated financial statements.

IFRS 3 "Business Combinations" has been in force since April 1, 2004, therefore the Company has considered an accounting policy change. As there was no business combination during the period, the requirements of this new standard do not have any impact on these condensed consolidated financial statements.

The condensed consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of the condensed consolidated financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Although those estimates are based on the Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in a conjunction with the 2003 audited consolidated financial statements and the related notes.

3.

Extract from the Company’s Accounting Policies (cont.)

3.1.

Basis of preparation (cont.)

These condensed consolidated financial statements contain unaudited information for three and nine month periods ended September 30, 2004 and September 30, 2003 and balance sheet data as at December 31, 2003 derived from annual financial statements for 2003 after restatement to reflect changes in accounting policies as described in Note 3.5.

1.1.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary PTC International Finance (Holding) B.V. (consolidated).

0.1.

Presentation of Cash Flow Statement

The Company reconsidered the nature of the overdraft facility as an integral part of the Company’s cash management and included the overdraft balance of  PLN 28 in cash and cash equivalents in consolidated statements of cash flows for the nine month period ended  September 30, 2003.

3.4.      Reclassification of Revenue and Expenses in Income Statement

Beginning from the third quarter of 2003, the Company nets costs with revenue relating to premium calls and premium SMS, as a result of adoption of industry practice resulting from the principle of Emerging Issue Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). The netting is applied to premium calls and premium SMS, when the Company is acting as an agent providing telecommunication services without being the primary obligor in delivery of the relevant service. As a result of previous quarters’ restatements made to 2003, the Company presented comparatives for nine month period  ended September 30, 2003 with net sales and cost of sales decreased by PLN 14,079, without any impact on gross margin (see also Notes 5 and 6).

3.5.      Change in revenue recognition policy

From January 1, 2004 the Company retrospectively implemented a new revenue recognition policy which adopts best industry practices based on Emerging Issue Task Force 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). As a result of the new revenue recognition policy implementation the revenue and costs related to sales of handsets and activation, as parts of multi-element arrangements, is recognized in the income statement immediately when incurred, except for the contracts where fair value analysis indicates revenue (and costs) deferral. As a result of retrospective implementation the Company increased  the net sales and cost of sales for the nine and three month periods ended September 30, 2003 by
PLN 30,002 and PLN 12,960 respectively (see also Notes 5 and 6). Deferred costs and non-interest-bearing long-term liabilities as at December 31, 2003 have been decreased by PLN 118,344 which represented the deferred costs and deferred revenues in the balance sheet as at that date.

4.

Events after the balance sheet date

On October 7, 2004  the Company signed a new credit agreement (Bank Credit Facility) with a club of 14 Polish and foreign banks (Bank Club) in order to replace its existing senior secured Bank Credit Facilities, which were fully cancelled on October 12, 2004.
In accordance with the new Bank Credit Facility Bank Handlowy w Warszawie S.A. and Dresdner Kleinwort Wasserstein act as Facility Agent and as Documentation Agent respectively on behalf of the Bank Club. The new Bank Credit Facility totals to EUR 550 million, may be used for general corporate purposes including the refinancing of any of the Company’s outstanding obligations under any credit agreements and high yield bonds, is unsecured and ranks at least pari passu with all PTC’s other unsecured and unsubordinated obligations.

As mentioned in Notes 2 and 11.a, on September 28, 2004, PTC International Finance II S.A., the Company’s wholly-owned indirect subsidiary made a cash-tender offer to purchase all of the outstanding 10 ⅞% Notes. As of  September 30, 2004 there was EUR 135,615,000 of
10 ⅞% Notes outstanding as a result of open market purchases performed by the Company in the past. The offer expired at 12:01 a.m. New York time on October 28, 2004. In accordance with the terms of the cash - tender offer the total consideration paid by the Company for the 10 ⅞% Notes was EUR 109,775,502, out of which the principal amount was EUR 99,178,000, interest accrued was EUR 2,666,442 and premium  and fees totalled EUR 7,931,060. After the conclusion of the tender offer, EUR 36,437,000 remained outstanding.

On October 13, 2004 PTC and TP SA signed an Annex to their interconnection agreement that will have effect on reducing unit prices charged by PTC for terminating traffic originating in the TP SA network. As a result of this Annex both companies will withdraw pending actions against the other at OTRP and UOKIK, relating to interconnection. As a consequence of the above Annex OTPR will cancel the administrative proceedings requested by TP SA for setting decreased termination rates.

Upon the Company's notice submitted to the Trustee on October 28, 2004 all outstanding 1999 Notes will be redeemed with 105.625% premium on December 1, 2004.

On November 4, 2004 the Company obtained its Supervisory Board's approval to redeem all 2001 Notes outstanding after completion of the cash - tender offer on October 28, 2004 by utilization of the Tax Redemption Option. The Company’s Management was in discussion with the Trustee concerning submitting the notice of the Tax Redemption Option as at the date of authorization of these financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

5.

Net sales

	Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (restated, unaudited)	Three month period ended September 30, 2003 (restated, unaudited)

Service revenues and fees	4,628,134	1,648,624	4,022,511	1,432,396
Sales of telephones and accessories	134,926	35,974	144,328	56,791
	-------------------	-------------------	-------------------	-------------------
	4,763,060	1,684,598	4,166,839	1,489,187
	===========	===========	===========	===========

6.

Costs and expenses

	Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (restated, unaudited)	Three month period ended September 30, 2003 (restated, unaudited)

Cost of sales:
Cost of services sold	2,037,409	714,508	1,745,325	590,704
Cost of sales of telephones and accessories	706,231	207,413	929,468	267,154
	------------------	------------------	------------------	------------------
	2,743,640	921,921	2,674,793	857,858
	------------------	------------------	------------------	-----------------

Operating expenses:
Selling and distribution costs	462,727	155,875	461,376	139,072
Administration and other operating costs	172,022	60,071	178,060	58,665
	------------------	------------------	------------------	------------------
	634,749	215,946	639,436	197,737
	-------------------	-------------------	-------------------	-------------------
	3,378,389	1,137,867	3,314,229	1,055,595
	===========	===========	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 115,367 and PLN 112,318  for the nine month periods ended September 30, 2004 and September 30, 2003, respectively. The rental expenses included in costs and expenses amounted to PLN 38,336 and PLN 37,931 for the three month periods ended September 30, 2004 and September 30, 2003, respectively.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

7.

Taxation

The difference between the effective tax rate of approximately 21.3 percent for the nine month period ended September 30, 2004 and the 19 percent statutory tax rate in Poland primarily results from incurring non-tax deductible costs including the change in valuation of Note and currency options together with creation of part of doubtful debt  provisions.

8.

Inventory

	As at September 30, 2004 (unaudited)	As at December 31, 2003	As at September 30, 2003 (unaudited)

Cellular handsets	135,841	118,323	110,363
Network spare parts and accessories	74,670	67,543	69,100
	-----------------	-----------------	----------------
	210,511	185,866	179,463
	==========	==========	=========

9.

Property, plant and equipment

	As at September 30, 2004 (unaudited)	As at December 31, 2003	As at September 30, 2003 (unaudited)

Land and buildings	215,896	219,340	220,702
Plant and equipment	1,940,953	2,171,110	2,248,830
Motor vehicles	3,223	5,617	7,494
Other fixed assets	505,756	535,214	505,859
Construction in progress	108,480	92,550	83,792
	-------------------	-------------------	-------------------
	2,774,308	3,023,831	3,066,677
	===========	===========	===========

During the nine month period ended September 30, 2004 the Company capitalized PLN 1,339 of foreign exchange gains, PLN 2,080 of interest expense and PLN 604 of hedging losses on cross-currency interest rate swaps and forward contracts and during the nine month period ended September 30, 2003 the Company capitalized PLN 2,576  of foreign exchange losses, PLN 2,700 of interest expense and PLN 706 of hedging gains on cross-currency interest rate swaps and forward contracts. During the three month period ended September 30, 2004 the Company capitalized PLN 929 of foreign exchange gains, PLN 712 of interest expense and PLN 525 of hedging losses on cross-currency interest rate swaps and forward contracts and during the three month period ended September 30, 2003 the Company capitalized PLN 583 of foreign exchange losses, PLN 784 of interest expense and PLN 204 of hedging gains on cross-currency interest rate swaps and forward contracts.

The effective capitalization rate used to determine borrowing costs to be capitalized was 9.0% in nine month period ended September 30, 2004 and 21.0% in nine month period ended September 30, 2003.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

9.

Property, plant and equipment (cont.)

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 31, 2003	247,592	4,431,181	23,576	790,402	105,773	5,598,524
Additions	-	-	-	2,572	306,014	308,586
Asset retirement obligation	-	-	-	3,128	-	3,128
Transfers	1,139	252,626	1,049	31,529	(286,343)	-
Disposals	-	(85,299)	(11,329)	(7,721)	(6,462)	(110,811)
	----------------	-------------------	--------------(14,428)	----------------	----------------	-----------------
As at September 30, 2004	248,731	4,598,508	13,296	819,910	118,982	5,799,427
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at December 31, 2003	28,252	2,260,071	17,959	255,188	13,223	2,574,693
Charge	4,583	459,260	2,921	63,413	-	530,177
Charge from asset retirement obligation	-	-	-	3,219	-	3,219
Provision for construction in progress	-	-	-	-	(2,721)	(2,721)
Disposals	-	(61,776)	(10,807)	(7,666)	-	(80,249)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at September 30, 2004	32,835	2,657,555	10,073	314,154	10,502	3,025,119
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2003	219,340	2,171,110	5,617	535,214	92,550	3,023,831
	=========	==========	========	========	=========	==========

Net book value as at September 30, 2004	215,896	1,940,953	3,223	505,756	108,480	2,774,308
(unaudited)	==========	===========	========	=========	=========	==========

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at September 30, 2004 (unaudited)			As at December 31, 2003			As at September 30, 2003 (unaudited)

	Land	Buildings	Other	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990	6,293	197,806	990

Accumulated depreciation	-	(27,500)	(513)	-	(24,697)	(438)	-	(22,556)	(413)
	----------	--------------	-----------	----------	-------------	-----------	----------	--------------	----------
Net	6,293	170,306	477	6,293	173,109	552	6,293	175,250	577
	======	========	======	======	=======	======	======	=======	======

9.

Property, plant and equipment (cont.)

Capital equipment commitments (not included in liabilities)

	As at September 30, 2004 (unaudited)	As at December 31, 2003	As at September 30, 2003 (unaudited)

Authorized and contracted	342,410	127,839	147,483
Authorized and not contracted	312,112	812,511	345,686
	-------------------	------------------	-------------------
	654,522	940,350	493,169
	===========	==========	===========

10.

Intangible fixed assets

	As at September 30, 2004 (unaudited)	As at December 31, 2003	As at September 30, 2003 (unaudited)

GSM and UMTS licenses	2,548,830	2,523,010	2,486,983
Computer and network software	285,711	284,640	268,842
Trademark	94	104	108
Transaction costs	4,167	22,226	25,565
	-------------------	-------------------	-------------------
	2,838,802	2,829,980	2,781,498
	===========	===========	===========

During the nine month period ended September 30, 2004 the Company capitalized to intangible fixed assets PLN 111,851 of foreign exchange gains, PLN 150,930 of interest expense and PLN 44,584 of hedging losses on cross-currency interest rate swaps and forward contracts and during the nine month period ended September 30, 2003 the Company capitalized to intangible fixed assets PLN 105,583 of foreign exchange losses, PLN  125,220  of interest expense and PLN 21,811  of hedging gains on cross-currency interest rate swaps. During the three month period ended September 30, 2004 the Company capitalized to intangible fixed assets PLN 59,604 of foreign exchange gains, PLN 51,053 of interest expense and PLN 25,363 of hedging losses on cross-currency interest rate swaps and forward contracts and during the three month period ended September 30, 2003 the Company capitalized to intangible fixed assets PLN 35,704 of foreign exchange losses, PLN 41,974 of interest expense and PLN 7,267  of hedging gains on cross-currency interest rate swaps.

The effective annual capitalization rate for the whole period of capitalization from 2000 was 13.8%.

The Company has no intangible assets generated internally.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

10.

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2003	2,983,015	746,343	206	49,496	3,779,060
Additions	-	109,750	-	1,264	111,014
Other	-	-	-	(396)	(396)
Capitalization of borrowing costs	83,663	-	-	-	83,663
	-----------------	----------------	----------------	----------------	-----------------
As at September 30, 2004	3,066,678	856,093	206	50,364	3,973,341
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2003	460,005	461,703	102	27,270	949,080
Charge	57,843	109,662	10	10,480	177,995
Other	-	(983)	-	8,447	7,464
	----------------	----------------	-----------------	----------------	------------------
As at September 30, 2004	517,848	570,382	112	46,197	1,134,539
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2003	2,523,010	284,640	104	22,226	2,829,980
	==========	==========	==========	==========	===========
Net book value as at September 30, 2004	2,548,830	285,711	94	4,167	2,838,802
(unaudited)	==========	==========	==========	==========	===========

As described in Note 11.b, in October 2004 the Company signed a new credit facility agreement and  cancelled its previous bank credit facility agreement. Transaction costs in the amount of PLN 9,043 relating to previous facility have been written down and transaction costs attributable to the new financing in amount of PLN 585 have been capitalized.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

11.

Interest-bearing liabilities

	As at September 30, 2004 (unaudited)	As at December 31, 2003	As at September 30, 2003 (unaudited)

Short-term portion
Interest accrued on Notes	105,459	56,915	87,165
Interest accrued on Bank Credit Facilities	1,219	3,415	5,213
UMTS license liability	58,646	-	-
Finance lease payable	12,848	15,136	16,727
Overdraft facilities	-	25,979	28
	-------------------	-----------------	-------------------
	178,172	101,445	109,133
	===========	==========	===========

Long-term portion
Long-term Notes	2,140,861	2,510,042	2,707,122
Bank Credit Facilities	-	535,933	603,477
UMTS license liability	524,662	576,875	551,199
Finance lease payable	143,066	155,129	166,506
Index swaps	32,166	33,771	35,461
	-------------------	--------------------	-------------------
	2,840,755	3,811,750	4,063,765
	===========	============	===========

a.

Notes

In February 2004 the Company repurchased on the market the principal amount of EUR 5,000 thousand of the 10 ⅞% Notes (2.5% of the total initial principal amount). Additionally in May 2004 the Company repurchased on the market the principal amount of USD 10,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount), EUR 20,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount) and EUR 16,000 thousand of the     10 ⅞% Notes (8.0% of the total initial principal amount).

The Company is full and unconditional guarantor of the following Notes issued by its subsidiary. The outstanding balances as at September 30, 2004 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the Notes as at the balance sheet date:

11¼% Notes – face value of USD 140,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 248,242,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes – face value of EUR 135,615,000 (“10⅞ Notes”) maturing on May 1, 2008

Interest and other financial expenses includes the Premium and fees due to the 73.14% of EUR 10⅞% Notes that were tendered between September 28, 2004 and October 28, 2004 in the amount of PLN 34,763.

11.

Interest-bearing liabilities (cont.)

b.

Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001 – together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

As of June 30, 2004, PTC had fully repaid its senior secured Bank Credit Facilities, leaving EUR 700 million  committed by banks and available for the Company. In the third quarter of 2004 PTC did not draw any new funds under the Bank Credit Facilities. As of September 2004 the amounts available under the above mentioned agreements were reduced to EUR 672.5 million due to the first scheduled reduction of Bank Credit Facilities. Amounts classified as accrued interest on Bank Credit Facilities as at September 30, 2004 relate solely to commitment fees in relation to the facility.

On October 7, 2004  the Company signed a new credit agreement (Bank Credit Facility) with a club of 14 Polish and foreign banks (Bank Club) in order to replace its existing senior secured Bank Credit Facilities, which were fully cancelled on October 12, 2004.

12.

Contingent Liability

On May 24, 2004 the Company was informed that Carston, a former dealer has increased its claim against the Company to the total amount of PLN 61,455 from PLN 530 previously claimed. Management, supported by independent legal opinion assesses that the likelihood of an adverse court judgement on any of the individual claims made by Carston ranges between less than probable through remote. Management intends to continue to vigorously defend this action and no provisions have been made in regard to Carston’s claims as at  the balance sheet date September 30, 2004.

13.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services.

Management believes that related party transactions were conducted primarily on market terms.

As at and for nine month period ended September 30, 2004 (unaudited)	As at and for twelve month period ended December 31, 2003	As at and for nine month period ended September 30, 2003 (unaudited)

Elektrim S.A.

Inter-company receivables	-	9	19
Inter-company payables and accruals	7	34	45
Inter-company sales	72	120	89
Inter-company purchases	169	231	172

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	-	8	9
Inter-company payables and accruals	481	518	473
Inter-company sales	75	94	59
Inter-company purchases	1,174	1,970	1,608

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	8,767	3,922	6,723
Inter-company payables and accruals	11,756	5,770	6,497
Inter-company sales	8,767	27,556	16,597
Inter-company purchases	12,174	28,340	17,255

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

14.

Derivative financial instruments

Type of derivative	Forward and FRA contracts	Note Options	Currency options and option structures	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 31, 2003 asset/(liability)	86,186	123,307	20,826	65,155	(30,172)	36,607	301,909
Cash paid on initiation	-	-	24,038	-	-	-	24,038
Cash paid/(received) on realization	2,704	-	(406)	(2,195)	(2,909)	(4,300)	(7,106)
Changes in the fair value reported in the income statement	(112,633)	(74,576)	(45,724)	(43,872)	4,010	10,041	(262,754)
Changes in the fair value reported in shareholders’ equity (hedge reserve)	1,828	-	-	-	-	-	1,828
Changes in the fair value reclassified from shareholder’s equity to income statement	-	-	-	(6,934)	-	-	(6,934)
Balance as at	----------------	---------------	--------------	----------------	--------------	--------------	----------------
September 30, 2004 asset/(liability) (unaudited)	(21,915)	48,731	(1,266)	12,154	(29,071)	42,348	50,981
	==========	=========	=========	=========	========	========	=========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions.

FRA contracts are used by the Company to hedge its short to medium-term interest rate exposure arising from forecasted drawdowns under the bank credit facilities. The Company applies hedge accounting with respect to these FRA contracts in accordance with IAS 39.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. Any reduced interest payments resulting from the redemption of the relevant Notes are recognized as they accrue. In September 2004, the Company has written down the amount of PLN 16,781 of Note option related to 10 ⅞% Notes purchased in the cash – tender offer, as described in Note 4.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty provides for a 5 percent withholding tax on interest payments whereas previously no tax was due. On April 29, 2004 the Republic of Poland was granted an eight year exemption period to the European Union ("EU") Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between  certain associated companies of different member states, which in effect enables Poland to collect withholding tax under the forementioned treaty. As a result, the Company will incur additional costs of 5 percent in servicing Note interest from  January 1, 2005.

14.

Derivative financial instruments (cont.)

In addition to the Note Options, the Company’s Notes also contain Tax Redemption Options, which may allow the Company to redeem the 10 ⅞% Notes and 11¼% Notes at face value plus accrued interests in the circumstances described above.

As at the date of authorization of these condensed financial statements, the Company has obtained the Supervisory Board's approval to redeem all 2001 Notes outstanding after completion of the cash - tender offer on October 28, 2004 by utilization of the Tax Redemption Option. The Company’s Management was in discussion with the Trustee concerning submitting the notice of the Tax Redemption Option as at the date of  authorization of these financial statements.

Upon the Company's notice submitted to the Trustee on October 28, 2004 all 1999 Notes will be redeemed with 105.625% premium on December 1, 2004.

Currency options and option structures are used to reduce the risk of currency fluctuation and are measured at market value.

CC swaps were designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

In 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure. As a result the maturity of some outstanding CC swap cash flows would exceed the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructured outstanding CC swaps. The USD CC swaps were terminated.

In respect to EUR CC swaps, cash flows due after Notes refinancing may hedge other exposure than coupon payments namely EUR borrowings used for refinancing of part of EUR denominated Notes or may restructure or terminate those swaps in line with USD CC swaps. The Company discontinued hedge accounting in relation to all CC swaps since part of the coupon payments on EUR denominated Notes is no longer expected to occur.

As at September 30, 2004 the hedge reserve represented PLN 4,585 of the gross cumulative losses and PLN 2,501 of the gross cumulative gains on CC swaps retained in equity related to hedged interest coupon payments which are expected to occur and PLN 1,963 of the gross cumulative losses on forward and FRA contracts for which the Company applies hedge accounting.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

14.

Derivative financial instruments (cont.)

Derivatives structure analysis:

	As at September 30, 2004 (unaudited)		As at December 31, 2003
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward contracts	33,773	(55,688)	68,289	(22,091)
Trade contract derivatives	10,313	-	7,784	-
Index swaps	3,095	-	3,599	-
CC swaps	1,374	(3,845)	10,040	-
Currency options and option structures	532	(1,798)	20,826	-
	---------------	----------------	--------------	----------------
	49,087	(61,331)	110,538	(22,091)
	=========	=========	========	==========

Long-term part
Note option	48,731	-	123,307	-
Trade contract derivatives	32,035	-	28,823	-
CC swaps	14,625	-	55,115	-
Forward contracts	-	-	39,988	-
Index swaps	-	(32,166)	-	(33,771)
	----------------	----------------	---------------	------------------
	95,391	(32,166)	247,233	(33,771)
	==========	==========	==========	===========

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

15.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at September 30, 2004 and December 31, 2003, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at September 30, 2004 (unaudited)		As at December 31, 2003
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	555	555	21	21
Short-term investments and other financial assets	50	50	111	111
Debtors and accrued revenue	777	777	713	713
Financial assets (long-term)	95	95	247	247

Financial Liabilities
Current liabilities and accruals	868	870	668	662
Long-term liabilities	2,791	3,467	3,749	4,356

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of CC swaps is calculated as the present value of estimated future cash flows. The fair value of forward contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

16.

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive income.

Reconciliation of consolidated net income:

	Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)

Net income under IFRS	832,446	355,441	297,405	133,825

US GAAP adjustments:
(a) Removal of foreign exchange differences and hedging gains on forward contracts capitalized for IFRS	67,360	34,643	(84,250)	(27,618)
(b) Depreciation and amortization of foreign exchange differences and hedging gains	7,454	2,493	7,286	2,434
(c) Revenue recognition (SAB 101/EITF 00-21)	394	121	(369)	20
(d) SFAS 133/IAS 39	71,536	20,349	30,474	98,101
(g) reclassification of CC Swaps from hedge reserve to income statement.	5,992	5,992	-	-
(h) Deferred tax on above	(15,085)	(8,263)	21,289	6,989
	-----------------	-----------------	-----------------	-----------------
Net income under US GAAP	970,097	410,776	271,835	213,751
	==========	==========	==========	==========

Reconciliation of comprehensive income:

	Nine month period ended September 30, 2004 (unaudited)	Three month period ended September 30, 2004 (unaudited)	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)

Net income under US GAAP	970,097	410,776	271,835	213,751

Other comprehensive gain/ (loss) (Hedge Reserve)	(4,227)	(7,752)	100,197	15,099
	-----------------	-----------------	-----------------	-----------------
Total comprehensive income under US GAAP	965,870	403,024	372,032	228,850
	==========	==========	==========	==========

16.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at September 30, 2004 (unaudited)	As at December 31, 2003

Consolidated shareholders’ equity under IFRS (restated)	2,919,661	2,087,231

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(125,996)	(193,356)
(b) Depreciation and amortization on above	58,953	51,499
(c) Revenue recognition (SAB 101/EITF 00-21)	(185)	(579)
(d, e) SFAS No. 133/IAS 39	(24,435)	(95,971)
(f) Asset retirement obligations (SFAS No. 143)	-	24,285
(g) Reclassification of CC swaps	(2,681)	(8,673)
(h) Deferred tax on above	16,160	26,631
(i) Hedge reserve	(6,696)	(2,485)
	--------------------	------------------
Consolidated shareholders’ equity under US GAAP before cumulative effect of changes in accounting principles	2,834,781	1,888,582

Changes in accounting principles adjustments in 2003:
(f) SFAS No. 143 cumulative effect	-	(24,285)
(h) Deferred tax on above	-	4,614
	---------------------	------------------
Consolidated shareholders’ equity under US GAAP	2,834,781	1,868,911
	============	===========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 “Borrowing Costs”, the Company capitalizes financing costs, including interest, foreign exchange gains or losses and hedging gains and losses to the extent they adjust foreign exchange differences initially capitalized, into assets under construction. The financing costs are capitalized only during period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation”, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and hedging gains and losses on forward contracts capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP, while hedging gains or losses on CC swaps are recognized as other comprehensive gain or loss.

16.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences  and hedging gains and losses are not permitted to be capitalized and are instead expensed or recognized as comprehensive gain or loss, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101/EITF 00-21)

Under IFRS the Company implemented effective from January 1, 2004 the new recognition policy based on EITF 00-21 and restated previous periods retrospectively. Under US GAAP, the Company implemented principles of EITF 00-21 for the arrangements entered into on or after July 1, 2003 whereas the arrangements entered into before July 1, 2003 are settled under SAB 101 though the contract termination date.

d.

SFAS No. 133

Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for them as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 44,053 as at September 30, 2004 and PLN 60,524 as at December 31, 2003.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine month periods ended September 30, 2004 and September 30, 2003

(in thousands of PLN, unless otherwise noted)

16.

Differences between IFRS and US GAAP (cont.)

f.

SFAS No. 143

Effective on January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated  over the shorter of the related asset’s useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded in the income statement for 2003 an expense of PLN 19,671, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of PLN 4,614.

The Company has asset retirement obligations relating primarily to equipment and other leasehold improvements installed in leased network sites. Those leases generally contain provisions that require the Company to restore the sites to their original condition at the end of the lease term.

The development of the liability for asset retirement obligations for the nine month period ended September 30, 2004 is presented below:

Cumulative effect change in adoption of accounting principle on liability as at January 1, 2003:	54,011
Accretion expense	4,075
New assets retirement obligations incurred	1,543
---------------
Liability for asset retirement obligations as at December 31, 2003	59,629
New assets retirement obligations incurred	4,238
Accretion expense for the nine month period ended September 30, 2004	2,984
Change of estimation of discount rate	(1,110)
----------------
Liability for asset retirement obligations as at September 30, 2004	65,741
=========

a.

Reclassification of CC swaps

Under IFRS the Company discontinued hedge accounting and recognized in the income statement for 2003 PLN 55,115 of gains previously recognized in equity. Under US GAAP the cumulative gains at the amount of PLN 8,673 resulting from the hedge accounting discontinuance have been retained as hedge reserve pending completion of forecasted replacement financing cash flows. As a result of refinancing, redemption of  Notes and signing new credit facility agreement amount of PLN 5,992 was written off to income statement in September 2004.

16.

Differences between IFRS and US GAAP (cont.)

h.

Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at September 30, 2004 the Company recognized PLN 56,507 of net current deferred tax asset (PLN 99,930 as at December 31, 2003) and PLN 360,904 of net long-term deferred tax liability (PLN 360,896 as at December 31, 2003).

Under IFRS changes in the fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments to differ as compared to corporate income tax rates for the periods.

i.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Under US GAAP the changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

j.

SFAS No. 95

The Company applied IAS 7 “Cash Flow Statement” so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”) requires cash flow from operating activities to begin with net income after tax. Under IFRS the Company presents the overdraft facility as a net amount in the balance of cash and cash equivalents in the consolidated statements of cash flows while under US GAAP since no legal right of off – set of such amounts exists, the overdraft facility is not netted and presented under cash flows from financing activities.

k.

FIN 46

On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company adopted the provisions of FIN 46R to all newly created entities after January 31, 2003 and to all existing SPEs and the modified provisions of FIN 46R to all entities that are not SPEs and which were created before February 1, 2003 as at March 31, 2004.
The Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however the Company applies lease accounting to this arrangement and the related assets and liabilities are already reflected in the Company’s condensed consolidated financial statements. There are no other material activities nor material assets or liabilities in this entity. The Company has also considered certain dealers contracts to identify additional VIEs. After analyzing these dealers agreements, the Company has concluded that certain dealers are VIEs. The maximum risk of expected losses from dealers contracts would be limited to the respective credit limits of such dealers totalling PLN 29,880 as at September 30, 2004. PTC has determined it is not the primary beneficiary of these entities.

16.

Differences between IFRS and US GAAP (cont.)

l.

New accounting standards

The implementation of the Statements No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” from January 1, 2004 has not caused material changes to the Company’s condensed consolidated financial statements.

- # -